EXHIBIT 99.4

PRESS RELEASE

TotalEnergies Launches its Electricity Start-Up Accelerator
at STATION F in Paris

Paris, March 9, 2022 – To support its growth in electricity and renewables, TotalEnergies is launching TotalEnergies n, an electricity start-up accelerator program at the world’s largest start-up campus, STATION F in Paris.

The program’s objective is to identify and support start-ups developing innovative digital solutions for the electricity sector, whether for renewable production, storage, decentralized energy management, trading, sales or electric mobility.

Start-ups joining the program will benefit from:

▪	All the synergies offered by the unique STATION F, a community of more than 1,000 start-ups, unlike any other campus of its kind.

▪	At least six months of personalized support from entrepreneurs who are themselves professional accelerators for businesses with potential.

▪	Preferential access to TotalEnergies’ teams to help them test and improve their products, services and business models.

“TotalEnergies is transforming by developing its activities in the electricity and renewables value chain. We believe in the importance of innovation in this field for driving our future growth, so TotalEnergies is moving to support the development of the most promising start-ups in the sector and create an electric and digital ecosystem,” said Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies. “We are delighted to launch our accelerator at STATION F, a global landmark for entrepreneurs, in line with our aim to create a major innovator in low carbon electricity.”

“We're seeing real awareness across the start-up ecosystem, with more and more start-ups and large corporations wanting to make a positive impact on society and our daily lives,” said Roxanne Varza, Director of STATION F. “We are delighted to welcome TotalEnergies for the first ever program dedicated to energy transformation at STATION F, which will bring together and accelerate start-ups in this field, and spotlight electricity businesses on the campus."

Once the start-ups have completed the accelerator program, TotalEnergies may acquire equity interests in the most promising ones. The first session of TotalEnergies n will begin in May 2022, and details on how to take part in the program are accessible here.

***

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).